Exhibit 99.1

Organigram Joins Medical Cannabis by Shoppers Inc. and TruTrace in Effort to Track Source and Genetics of Cannabis Used by Medical Patients

Project aims to match therapeutic outcomes to specific cannabis profiles and ensure consistent product for patients and healthcare practitioners

MONCTON, New Brunswick--(BUSINESS WIRE)--August 18, 2020--Organigram Holdings Inc. (NASDAQ: OGI) (TSX: OGI), the parent company of Organigram Inc. (the “Company” or “Organigram”), a leading licensed producer of cannabis, is pleased to announce it has partnered with Medical Cannabis by Shoppers™ (“Shoppers”) on Phase 2 of Shoppers’ Pilot Program powered by software partner TruTrace Technologies Inc. (CSE: TTT; OTCQB: TTTSF) (“TruTrace”).

The program is designed to genetically finger-print all participating cannabis products, tracking them throughout the supply chain, from genome to patient, in order to provide real-time information about the composition of each cannabis product used by Medical Cannabis by Shoppers customers. Organigram will provide cannabis products to Shoppers for use in the tracking program.

Standardized and validated testing of medical cannabis, ensuring consistent quality and efficacy, are critical to the product’s value as a viable treatment option. Likewise, product information such as strain composition and potency can help healthcare practitioners and patients make more informed and confident decisions about their medical cannabis treatment regimens.

“Organigram is proud of our long-standing commitment to our medical cannabis community. From the development of innovative products to the support offered by our patient care team and programs, patients and their needs are at the heart of our medical cannabis business,” says Greg Engel, CEO, Organigram. “We also recognize how critical consistency is to patients and their healthcare providers so are pleased to partner with Shoppers, providing our products so that they can be followed from raw material to finished product, to offer them important, useable product insights.”

Using Trutrace’s StrainSecure™ system, the program collects plant testing data and performs genomic verification in plant batches which are then registered in a blockchain-enabled database for intellectual property protection and strain validation. All information gathered from the plants, including their molecular and chemical makeup, can be tracked via the technology.

As jurisdictions around the world have begun to legalize and adopt cannabis as a medical treatment, there has been an influx of new breeders and growers and a profusion of new cannabis strains, each with a different representation of at least 500 known metabolites. Subtle changes in the chemical expression of various strains, whether by genetic structure or environmental conditions, may have significant clinical effects on the patients using this treatment option. With so many strains available, and with relatively limited information on strain composition or genetic lineage and their relation to their chemical output, patients have little ability to control what they are taking over time.

In the absence of assigned drug identification numbers (DIN) for cannabis products, quantifying the genetics and metabolomics, as well as potency and equivalencies of cannabis products is of interest to producers, distributors, shippers, government agencies, payers, clinicians and patients.

“Maintaining an effective traceability ecosystem about these details throughout the supply chain is a component of providing consistent medicine,” says Engel.

Using TruTrace technology, Shoppers has partnered with University Health Network in Toronto (UHN) to launch ‘Medical Cannabis Real World Evidence’ (MCRWE), a new ground-breaking study on cannabis and health which will track outcomes with TruTrace validated product for the first time in history.

This novel observational study is targeting a minimum of 2,000 patients who will be followed over a 24-week period.  Enrolled patients will have access to certain fully verified products on the Medical Cannabis by Shoppers platform, which have been tested for detailed cannabinoid and terpene profiles.  More information about the study can be found here.

About Organigram Holdings Inc.

Organigram Holdings Inc. is a NASDAQ Global Select and TSX listed company whose wholly owned subsidiary, Organigram Inc., is a licensed producer of cannabis and cannabis-derived products in Canada.

Organigram is focused on producing high-quality, indoor-grown cannabis for patients and adult recreational consumers in Canada, as well as developing international business partnerships to extend the Company's global footprint. Organigram has also developed a portfolio of legal adult use recreational cannabis brands including The Edison Cannabis Company, Ankr Organics and Trailblazer. Organigram's facility is located in Moncton, New Brunswick and the Company is regulated by the Cannabis Act and the Cannabis Regulations (Canada).

This news release contains forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “estimates”, “intends”, “anticipates”, “believes” or variations of such words and phrases or state that certain actions, events, or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual results, events, performance or achievements of Organigram to differ materially from current expectations or future results, performance or achievements expressed or implied by the forward-looking information contained in this news release. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information include factors that change supply quantities; risks associated with international jurisdictions including regulatory risk; receipt of any required permits from Health Canada and other authorities; including general risks related to COVID-19 and risks as disclosed in the Company’s most recent annual information form, management’s discussion and analysis and other Company documents filed from time to time on SEDAR (see www.sedar.com) and filed or furnished to the Securities and Exchange Commission on EDGAR (see www.sec.gov). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Although the Company believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information included in this news release are made as of the date of this news release and the Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

Contacts

For Investor Relations enquiries:
Amy Schwalm
Vice President, Investor Relations
Amy.Schwalm@organigram.ca
(416) 704-9057

For Media enquiries, please contact:
Marlo Taylor
mtaylor@gagecommunications.ca